                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                            -------------------------

                           COMMISSION FILE NO. 0-21963

                              THE JUDGE GROUP, INC.
             (Exact name of registrant as specified in its charter)

          PENNSYLVANIA                                   23-1726661
(State or other jurisdiction of               (IRS Employer Identification No.)
 Incorporation or Organization)

                            TWO BALA PLAZA, SUITE 400
                         BALA CYNWYD, PENNSYLVANIA 19004
          (Address of principal executive offices, including zip code)

                                 (610) 667-7700
              (Registrant's telephone number, including area code)

                           NOTIFICATION OF LATE FILING

  (Check One):    |X| Form 10-K      |_| Form 11-K             |_| Form 20-F
                          |_| Form 10-Q         |_| Form N-SAR

  For Period Ended:  December 31, 1998
                     ---------------------------------------------------------

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-K          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
   For the Transition Report Ended: ________________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _____________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant  The Judge Group, Inc.
                         ----------------------------------------
Former name if applicable
                                       N/A
-----------------------------------------------------------------------------
Address of principal executive office  (Street and number)

   Two Bala Plaza, Suite 400
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City, state and zip code  Bala Cynwyd, Pennsylvania 19004
                          ---------------------------------------------------

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

      |    (a)   The reason described in reasonable detail in Part III of this
      |          form could not be eliminated without unreasonable effort or
      |          expense;
      |    (b)   The subject annual report, semi-annual report, transition
      |          report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
      |          thereof will be filed on or before the 15th calendar day
[X|   |          following the prescribed due date; or the subject quarterly
      |          report or transition report on Form 10-Q, or portion thereof
      |          will be filed on or before the fifth calendar day following
      |          the prescribed due date; and
      |    (c)   The accountant's statement or other exhibit required by Rule
      |          12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE


         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed).

         The registrant has not been able to complete its Annual Report on Form 10-K within the prescribed period without unreasonable effort and expense because (1) of complexities associated with incorporating financial information of subsidiaries acquired during fiscal 1998 into registrant's consolidated financial statements and with the interpretation of relevant provisions of an agreement pursuant to which a certain acquisition was effected and (2) although the registrant and its primary lender have orally agreed to the principal terms of amendments to certain covenants of a loan agreement between the registrant and such lender, documenting these terms has been delayed pending receipt by the registrant of written waivers from the lender. Both of these factors are expected to significantly affect the information contained in the registrant's Report on Form 10-K. The registrant contemplates being able to provide the Commission with its completed Report on Form 10-K within 15 days following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

F. Douglas Raymond, III, Esq.                (610)      993-1233
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         (Name)                           (Area Code) (Telephone No.)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                               Yes |X|   No |_|

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
                                                         Yes |X|  No |_|

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See attached copy of the press release issued by the registrant addressing its results of operations for fiscal 1998.

                            The Judge Group, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  March 30, 1999                By  /s/ Martin E. Judge, Jr.
      ------------------              ----------------------------------------
                                            Martin E. Judge, Jr.,
                                            Chief Executive Officer


Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

              The Judge Group Announces Fourth Quarter 1998 Results

                 Reports Losses Largely Due to One-Time Charges


Bala Cynwyd, PA - March 4, 1999 - The Judge Group, Inc. (NASDAQ: JUDG) today reported increased revenues for the Fourth Quarter and for the year ended December 31, 1998, as compared with the prior year periods. Revenues for the Fourth Quarter of 1998 were approximately $31.5 million, a 33% increase from Fourth Quarter 1997. The revenues were $114,710,699 for the year, constituting a 16% increase over last year. The revenues in the permanent placement business were $2.7 million in Fourth Quarter 1998, constituting a 15% increase over the prior year period. Revenues in the contract placement business were approximately $23.0 million in the Fourth Quarter 1998, representing an almost 35% increase from the Fourth Quarter of 1997. The contract placement business also reported a 17% increase in "run rate" from the Third to the Fourth Quarter of 1998 (ie-the increase in sales for the last full week of the quarter compared to the last full week of the previous quarter), which, were it to continue, would be equivalent to an annualized run rate increase of 68%. The Company's Imaging and Network Services business had revenues of approximately $4.8 million, a 55% increase as compared to the Fourth Quarter 1997. Only the training business did not show increased revenues compared to the prior year period. For the Fourth Quarter 1998, revenues in the training business were $867,000.

Despite the increase in revenues, the Judge Group reported a net loss of $4,985,509, or 37 cents per share for the quarter ended December 31, 1998, and $4,974,306, or 37 cents for the year, made up largely of one-time special charges. These one-time charges, totaling $3,537,275 net of tax, or 26 cents, reflect the write-offs of goodwill in its Imaging and Network Services and training divisions, and the establishment of a reserve relating to the subleasing of office space. The Company attributes the remainder of its losses to two factors. The first is increased selling and G&A from aggressive expansion, both internally and through acquisition; the second factor was the Company's inability, in the Fourth Quarter, to cut costs primarily in its Imaging and Network Services division. Losses from operations for the Imaging and Network Services division were $1,146,000, compared to a loss of $475,000 in Fourth Quarter 1997. This difference is due to increased Selling, General and Administrative costs that were 11 percentage points of revenues higher than in the same period in 1997. According to Martin E. Judge, Jr., Chief Executive Officer of The Judge Group, Inc., "An important part of our vision for maximizing profitability in addition to focusing on our core business is the anticipated separation of our IMS division as early as possible to give shareholders the maximum value. While we currently do not intend to separate the IMS division until we can bring value to the shareholders, our anticipated revenue growth, coupled with our planned cost control strategy, causes us to look for a separation before the end of 1999."

The Company has begun to take steps to improve profitability in its training division by reducing office space, reducing nonessential staff, and by focusing on corporate sales. According to Mr. Judge, "Although we do not expect better than a break-even performance for the training division in the First Quarter, we do have every hope that this segment of the Judge Group will bring value to the shareholders."

Mr. Judge added that in the other segments of the business, "We are looking to control our costs in 1999 through strategic planning and budgeting and to tying management's compensation to its abilities to meet revenue and profit goals. Although the losses we reported today are disappointing, we believe that the one-time charges, causing a large loss this Fourth Quarter 1998, will benefit the shareholders in the future. While we expect revenues to continue to increase in the First Quarter, costs will still affect profits, primarily due to our continuing efforts to control costs in the IMS division. Excluding the IMS division which will continue to cause a loss in the First Quarter, we look for a profitable First Quarter in the core business. We are excited about the remainder of the year and hope that our continuing efforts to control costs and focus on the core business, while ultimately separating the IMS business, will bring value to the shareholders."



                                                       --------------------------------- ----------------------------------
                                                                  YEAR ENDED                    THREE MONTHS ENDED
                                                                 December 31,                      December 31,
Statement of Operations Data:                              1998               1997           1998                1997
-----------------------------                           ------------       ------------   ------------        ------------


Net Revenues                                            $114,710,699       $ 98,526,467   $ 31,485,176        $ 23,666,724
                                                        ------------       ------------   ------------        ------------
Costs and Expenses
  Cost of Sales (exclusive of items shown separately
      below)                                              78,770,638         69,164,039     21,502,256          16,083,421
  Selling and Operating                                   23,434,418         16,256,445      7,247,635           3,879,435
  General and Administrative                              13,931,394          8,574,811      4,260,649           2,435,342
                                                        ------------       ------------   ------------        ------------
Total Costs and Expenses                                 116,136,450         93,995,295     33,010,540          22,398,198
                                                        ------------       ------------   ------------        ------------
Income (Loss) Before Non-Recurring Charges and Other
      Items                                              (1,425,751)          4,531,172    (1,525,364)           1,268,526
Non-Recurring Charges  (2)                               (4,021,099)  *1            -0-    (4,021,099)   *1            -0-
Other Income (Expense), Net                                (251,726)            100,586      (170,784)              91,182
                                                        ------------       ------------   ------------        ------------
Income (Loss) From Continuing Operations Before Tax
      Expense (Benefit)                                  (5,698,576)          4,631,758    (5,717,247)           1,359,708
Income Tax Expense (Benefit)                               (724,270)          1,919,818      (731,738)             461,611
                                                        ------------       ------------   ------------        ------------
Net Income (Loss)                                       ($4,974,306)         $2,711,940   ($4,985,509)        $    898,097
                                                        ============       ============   ===========         ============


                                                                  YEAR ENDED                    THREE MONTHS ENDED
                                                                 December 31,                      December 31,
Per Common Share                                           1998               1997           1998                1997
-----------------------------                           ------------       ------------   ------------        ------------
  Basic
Income (Loss) Before Non-Recurring Charges                  ($ 0.11)             $ 0.21       ($ 0.11)              $ 0.07
Non-Recurring Charges (net of tax effect)                   ($ 0.26)  *1         $ 0.00       ($ 0.26)   *1         $ 0.00
                                                        ------------       ------------   ------------        ------------
Net Income (Loss)                                           ($ 0.37)             $ 0.21       ($ 0.37)              $ 0.07
                                                        ============       ============   ===========         ============
Weighted Average Shares Outstanding                       13,457,841         12,761,000     13,500,106          13,347,969
                                                        ============       ============   ===========         ============
  Diluted
Income (Loss) Before Non-Recurring Charges                  ($ 0.11)             $ 0.21       ($ 0.11)              $ 0.07
Non-Recurring Charges (net of tax effect)                   ($ 0.26)  *1         $ 0.00       ($ 0.26)   *1         $ 0.00
                                                        ------------       ------------   ------------        ------------
Net Income (Loss)                                           ($ 0.37)             $ 0.21       ($ 0.37)              $ 0.07
                                                        ============       ============   ===========         ============
Weighted Average Shares Outstanding                       13,457,841         12,826,000    13,500,106           13,347,969
                                                        ============       ============   ===========         ============



Balance Sheet Data:                                                        December 31, 1998         December 31, 1997
-------------------------------------------------------------------------------------------------------------------------
Working Capital                                                                $ 14,326,385              $ 18,525,330
Total Assets                                                                   $ 43,039,990              $ 33,933,571
Notes Payable, Bank, Including Current Portion                                 $  9,881,595                       -0-
Other Long-Term Obligations, including Current Portion                         $  1,996,230              $    354,600
Shareholders' Equity                                                           $ 21,967,697              $ 26,274,296
-------------------------------------------------------------------------------------------------------------------------

(1)   Tax benefit of non-recurring charges is $483,824.
(2) Non-recurring charges includes charges for impairment of purchase goodwill related to the acquisitions of Judge Imaging Systems, Inc. and Berkeley Associates Corporation, and an estimated loss on the discontinuance of operations in the New York City office.






                                       --------------------------------------------- ---------------------------------------------
                                                       YEAR ENDED                                 THREE MONTHS ENDED
                                                      December 31,                                   December 31,
                                               ---------------------------                   ---------------------------
               (Dollars in thousands)          1998                   1997                   1998                   1997
-------------------------------------- ---------------------- ---------------------- ---------------------- ----------------------
Net Revenues:
  Permanent Placement                    $ 10,987       9.6%      $8,576       8.7%     $2,737        8.7%     $2,374       10.0%
  Contract Placement                       81,276      70.8%      70,357      71.4%     23,067       73.3%     17,111       72.3%
  Information Management                   19,492      17.0%      16,442      16.7%      4,813       15.3%      3,105       13.1%
  IT Training                               2,955       2.6%       3,151       3.2%        867        2.8%      1,076        4.5%
                                         --------     -----     --------     -----    --------      -----    --------      -----
Consolidated Net Revenues                $114,710     100.0%    $ 98,526     100.0%   $ 31,484      100.0%   $ 23,666      100.0%
                                         ========     ======    ========     ======   ========      ======   ========      ======

Income (loss) From Operations:
  Permanent Placement                       $ 834       7.6%      $1,576      18.4%      (164)      - 6.0%      $ 509       21.4%
  Contract Placement                        4,396       5.4%       6,760       9.6%      1,016        4.4%      1,669        9.8%
  Information Management                  (2,814)    - 14.4%     (1,623)     - 9.9%    (1,146)     - 23.8%      (475)     - 15.3%
  IT Training                               (944)    - 31.9%         141       4.5%      (326)     - 37.6%        171       15.9%
  Corporate Overhead Expense              (2,897)        N/A     (2,323)        N/A      (905)         N/A      (606)         N/A
                                         --------     ------    --------     -----    --------      -----    --------      -----
Consolidated Income From Operations     ($ 1,425)     - 1.2%      $4,531       4.6%    (1,525)      - 4.8%     $1,268        5.4%
                                         ========     ======    ========     ======   ========      ======   ========      ======

The Judge Group, Inc. services the information technology ("IT") and engineering needs of its clients through the following four complementary operating units: the Contract Placement business, which provides IT and engineering personnel on a contract basis; the Permanent Placement business, which provides IT and engineering personnel on a permanent basis; Information Management Solutions, which provide networking, imaging, document conversion and management, workflow and related consulting services; and the IT Training business, which provides standard and customized IT training for established and emerging software applications.

This news release is being made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain matters contained in this news release including but not limited to the company's ability to improve the performance of its document imaging business, its revenue, run rate, and earnings growth assessments, expressions of optimism about opportunities in its various business areas, its ability to build shareholder value, its ability to consummate successful acquisitions, its assessment of the labor market and economic outlook, and other issues discussed herein may constitute forward-looking statements. In addition, any one, or all, of the following factors could cause actual financial results to differ materially from those financial results mentioned or implied by the forward-looking statements: unavailability of qualified technical consultants; the ability to expand the client base in each of its businesses; the company's ability to reduce costs and improve revenues in its Information Management Solutions business; its ability to increase revenues in its Contract Placement business; its ability to successfully implement its acquisition and separation strategies; its ability to manage its growth and to respond to technological developments; its ability to improve profitability in its IT training business; industry competition factors and other risks identified in the company's filings with the Securities and Exchange Commission.


         For further information on The Judge Group, Inc., contact:

                              Martin E. Judge, Jr.
                           email: investors@judge.com